Exhibit 12

The McClatchy Company

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

(in thousands of dollars, except ratio data)

	Year Ended
	December 31,	December 25,	December 27,	December 28,	December 29,
	2017	2016	2015	2014	2013
Fixed Charge Computation
Interest expenses:
Net interest expense	$81,501	$83,168	$85,973	$127,503	$135,381
Plus: capitalized interest	5	323	100	434	798
Gross interest	81,506	83,491	86,073	127,937	136,179
Interest on unrecognized tax benefits	(1,064)	(470)	293	(131)	735
Amortization of debt discount	(2,772)	(3,024)	(3,550)	(6,063)	(6,673)
Interest component of rent expense	5,630	5,528	4,319	4,859	4,585
Total fixed charges	83,300	85,525	87,135	126,602	134,826
Earnings Computation
Income (loss) from continuing operations
before income taxes (1)	(226,899)	(47,258)	(311,959)	607,207	28,103
Earnings of equity investments	1,698	(12,492)	(10,086)	(19,084)	(42,651)
Impairment related charge recorded by equity investee (2)	—	—	7,500	—	—
Interest on unrecognized tax benefits	1,064	470	(293)	131	(735)
Distributed income of equity investees (3)	7,318	6,000	14,960	162,329	42,436
Add: fixed charges	83,300	85,525	87,135	126,602	134,826
Less: capitalized interest	(5)	(323)	(100)	(434)	(798)
Total earnings (loss) as adjusted	$(133,524)	$31,922	$(212,843)	$876,751	$161,181

Ratio Of Earnings to Fixed Charges (4)	—	0.37	—	6.93	1.20

(1)

The income from continuing operations before taxes in 2017 includes non-cash impairment charges of $23.4 million for intangibles and inventory and non-cash impairment charges for equity investees for $170.0 million;  2016 includes non-cash impairment charges of $9.2 million for intangibles;  2015 includes non-cash impairment charges of $304.8 million for goodwill and intangibles; 2014 includes a gain on sale of our equity investments of $561.0 million; and 2013 includes non-cash impairment charges of $17.2 million for intangibles and property, plant and equipment.

(2)	Reflects the Company's portion of loss related to an impairment and it is recorded in "Equity income in unconsolidated companies, net" in the Consolidated Statements of Operations.
(3)	The distributed income of equity investees in 2014 includes the Company's portion (approximately $147 million) of Classified Ventures LLP's sale of the Apartments.com business.
(4)

Earnings were inadequate to cover fixed charges by $134 million for the year ended December 31, 2017, as a result of non-cash charges of $193.4 million. Earnings were inadequate to cover fixed charges by $214 million for the year ended December 27, 2015, as a result of non-cash charges of $304.8 million.